Exhibit 99.1

Silvercorp Reports 2026 Annual General and Special Meeting Results

Trading Symbol:   TSX/NYSE American: SVM

VANCOUVER, BC, Oct. 2, 2026 /CNW/ -- Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report that all matters submitted to shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 12, 2026, and the news releases issued on September 22 and September 30, 2026, were approved by the requisite majority of votes cast at Silvercorp's annual general and special meeting (the "Meeting") held today.  A total of 123,182,474 common shares, representing 55.69% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the Meeting.  The voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dr. Rui Feng	99,650,180	98.86%	1,145,865	1.14%
Paul Simpson	84,431,116	83.76%	16,364,929	16.24%
Yikang Liu	89,143,361	88.44%	11,652,683	11.56%
Marina Katusa	89,193,578	88.49%	11,602,466	11.51%
Ken Robertson	89,620,059	88.91%	11,175,986	11.09%
Helen Cai	89,637,726	88.93%	11,158,319	11.07%

Amendments to Articles
Shareholders passed a special resolution authorizing the Company to make certain amendments to the Company's Articles in order to align its constating documents with the listing rules governing the listing of securities on The Stock Exchange of Hong Kong, as more particularly described in the Information Circular accompanying the Notice of Meeting and the news releases issued on September 22 and September 30, 2026. The special resolution received 96,389,543 votes FOR (95.74%) and 4,287,268 against (4.26%).

Amendments to Share-Based Compensation Plan
Shareholders passed an ordinary resolution authorizing the Company to further amend and restate its amended and restated share based compensation plan. The ordinary resolution received 85,182,202 votes FOR (84.51%) and 15,613,836 (15.49%) against.

Shareholders also re-approved the re-appointment of Deloitte LLP as auditor of the Company for the ensuing year. Final results for all matters voted on at the Meeting will be filed on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.silvercorpmetals.com.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 18:59e 02-OCT-26